UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

THESTREET, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, New Jersey 07042
Attention: Daniel B. Wolfe
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,136,363 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,136,363 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,136,363 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 16.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
180 Degree Capital Corp. ("180") disclaims beneficial ownership of 3,500,000 of these shares that are beneficially owned by TheStreet SPV Series - a series of 180 Degree Capital Management, LLC ("TST SPV"). 180 has shared dispositive and voting power over these shares through its position as Investment Manager and Managing Member of TST SPV.

(2)
Based on 49,008,952 shares of common stock outstanding as of November 13, 2017, based on 35,872,589 shares outstanding as disclosed in a press release issued on November 13, 2017, plus 13,136,636 shares issued in the private placement and preferred stock exchange that closed on November 10, 2017.

CUSIP No. 88368Q103

1	NAME OF REPORTING PERSONS: TheStreet SPV Series - a series of 180 Degree Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 7.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Based on 49,008,952 shares of common stock outstanding as of November 13, 2017, based on 35,872,589 shares outstanding as disclosed in a press release issued on November 13, 2017, plus 13,136,636 shares issued in the private placement and preferred stock exchange that closed on November 10, 2017.

CUSIP No. 88368Q103

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,136,363 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,136,363 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,136,363 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 16.6% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As described in Item 2, Mr. Rendino is deemed to have shared voting and dispositive power over the shares of the Company held by 180 Degree Capital Corp. ("180") and TheStreet SPV Series - a series of 180 Degree Capital Management, LLC ("TST SPV") as a result of his position as Chief Executive Officer and Portfolio Manager of 180 and 180's position as Investment Manager and Managing Member of TST SPV. Reference is made to Item 2 to this Schedule 13D. Mr. Rendino disclaims beneficial ownership of the Common Shares owned by 180 and TST SPV.

(2)
Based on 49,008,952 shares of common stock outstanding as of November 13, 2017, based on 35,872,589 shares outstanding as disclosed in a press release issued on November 13, 2017, plus 13,136,636 shares issued in the private placement and preferred stock exchange that closed on November 10, 2017.

CUSIP No. 88368Q103

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,136,363 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,136,363 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,136,363 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 16.6% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
As described in Item 2, Mr. Wolfe is deemed to have shared voting and dispositive power over the shares of the Company held by 180 and TST SPV as a result of his position as President and Portfolio Manager of 180 and 180's position as Investment Manager and Managing Member of TST SPV. Reference is made to Item 2 to this Schedule 13D. Mr. Wolfe disclaims beneficial ownership of the Common Shares owned by 180 and TST SPV.

(2)
Based on 49,008,952 shares of common stock outstanding as of November 13, 2017, based on 35,872,589 shares outstanding as disclosed in a press release issued on November 13, 2017, plus 13,136,636 shares issued in the private placement and preferred stock exchange that closed on November 10, 2017.

CUSIP No. 88368Q103

Item 1. Security and Issuer

This statement 13D (this "Statement") relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of TheStreet, Inc., a Delaware corporation (the "Issuer"). The address of the principal offices of the Issuer is 14 Wall Street, New York, New York 10005.

Item 2. Identity and Background

(a) - (c)
This Statement is filed by 180 Degree Capital Corp. (“180”), TheStreet SPV Series - a series of 180 Degree Capital Management, LLC ("TST SPV"), Daniel B. Wolfe and Kevin M. Rendino (each, a "Reporting Person"). Mr. Wolfe and Mr. Rendino may be deemed to have shared voting and shared dispositive power over the Common Stock owned by 180 (the "Shares") as result of their respective positions as President and Portfolio Manager (Mr. Wolfe) and Chief Executive Officer and Portfolio Manager (Mr. Rendino) of 180. 180 is the investment manager of TST SPV. The principal business address of each Reporting Person is 7 N. Willow Street, Suite 4B, Montclair, NJ 07042. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(d)	None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	180 is a New York corporation. TST SPV is a Delaware limited liability company series of 180 Degree Capital Management, LLC. Mr. Wolfe and Mr. Rendino are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Prior to November 10, 2017, 180 owned 1,000,000 shares of Common Stock of the Issuer purchased in open market transactions at an average price per share of $0.892, for an aggregate investment of $891,794.

On November 10, 2017, 180 and TST SPV entered into a Securities Purchase Agreement, a form of which is attached as Exhibit 10.1 to the Issuer's Form 8-K filed on and incorporated by reference herein, among the Issuer, 180 and TST SPV (the "Purchase Agreement"), pursuant to which 180 acquired 3,636,363 shares of Common Stock at a price per share of $1.10 for an aggregate purchase price of $3,999,999.30 and TST SPV acquired 3,500,000 shares of Common Stock (collectively with the Common Stock purchased by 180, the "Common Shares") at a price per share of $1.10 for an aggregate purchase price of $3,850,000 from the Issuer in a private placement transaction (the "Offering").

The working capital of 180 and TST SPV were the source of funds for the purchase of the Common Shares. No part of the purchase price of the Common Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Shares.

Item 4. Purpose of Transaction

180 and TST SPV acquired the Common Shares, including those acquired pursuant to the Purchase Agreement, for investment purposes. Under the terms of the Purchase Agreement, 180 and TST SPV have the collective right to select one director to serve on the Issuer's board of directors so long as both continue to hold all of the Common Shares each acquired in the Offering. In addition, each of 180 and TST SPV has agreed pursuant to the Purchase Agreement not to separately nominate directors for election to the board of directors of the Issuer, or to form or participate in a group formed for such purpose.

In connection with the Purchase Agreement, 180 and TST SPV have also entered into a Registration Rights Agreement, dated November 10, 2017 (the "Registration Rights Agreement"), which is attached as an exhibit to the Issuer's Current Report on Form 8-K filed on November 13, 2017, and incorporated by reference herein. Pursuant to the Registration Rights Agreement, 180 and TST SPV have certain registration rights with respect to the Common Shares owned by each entity.

Except as described in this Item 4, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Other than as described herein, the Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Shares reported herein. The Reporting Persons intends to review their respective investments in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their respective Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their respective intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b)
180 and TST SPV are the record owners of the Common Shares purchased by each entity as noted in Item 3, respectively. As the sole Managing Member and Investment Manager of TST SPV, 180 may be deemed to own beneficially all of the Common Shares. 180 disclaims beneficial ownership of the Common Shares owned by TST SPV. Mr. Rendino and Mr. Wolfe disclaim beneficial ownership of the Common Shares owned by 180 and TST SPV.

(c)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)	sole power to dispose or to direct the disposal: See line 9 of the cover sheets.

(iv)	shared power to dispose or to direct the disposal: See line 10 of the cover sheets.

(d)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(f)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described under Item 4 of this Schedule 13D, neither 180 nor TST SPV are parties to any additional contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1	Purchase Agreement*

10.2	Registration Rights Agreement*

99.1	Joint Filing Agreement

* Incorporated by reference from the Current Report on Form 8-K filed by the Issuer on November 13, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2017

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

THESTREET SPV SERIES - A SERIES OF
180 DEGREE CAPITAL MANAGEMENT, LLC

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President, 180 Degree Capital Corp., Managing Member

/s/ Daniel B. Wolfe
Daniel B. Wolfe

/s/ Kevin M. Rendino
Kevin M. Rendino